FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Fixed-duration Calquence recommended in EU for CLL

29 April 2025

Fixed-duration Calquence-based regimens recommended for approval in the EU by CHMP for 1st-line chronic lymphocytic leukaemia

Recommendation based on AMPLIFY Phase III trial which showed Calquence combinations demonstrated statistically significant and clinically meaningful improvement in progression-free survival vs. chemoimmunotherapy

A fixed-duration regimen of AstraZeneca's Calquence (acalabrutinib) in combination with venetoclax, with or without obinutuzumab, has been recommended for approval in the European Union (EU) for the treatment of adult patients with previously untreated chronic lymphocytic leukaemia (CLL).

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinion on results from the AMPLIFY Phase III trial, which were presented at the American Society of Haematology (ASH) 2024 Annual Meeting and published in The New England Journal of Medicine.1

Results showed Calquence plus venetoclax reduced the risk of disease progression or death by 35% compared to standard-of-care chemoimmunotherapy (investigator's choice of fludarabine-cyclophosphamide-rituximab or bendamustine-rituximab; hazard ratio [HR] 0.65; 95% confidence interval [CI] 0.49-0.87; p=0.0038). Calquence plus venetoclax with obinutuzumab demonstrated a 58% reduction in the risk of disease progression or death compared to standard-of-care chemoimmunotherapy (HR 0.42; 95% CI 0.30-0.59; p<0.0001).2

At three years, 77% of patients treated with Calquence plus venetoclax and 83% of patients treated with Calquence plus venetoclax and obinutuzumab were progression free, versus 67% of patients treated with chemoimmunotherapy.1 Median progression-free survival (PFS) was not reached for either experimental arm versus 47.6 months for chemoimmunotherapy.1

Wojciech Jurczak, MD, Maria Sklodowska-Curie National Institute of Oncology, Kraków, Poland and investigator for the trial, said: "Chronic lymphocytic leukaemia is an incurable cancer which means patients live with the disease and stay on treatment for many years, which can have long-term effects. The fixed-duration Calquence regimens will allow patients to take breaks from their treatment, reducing the risk of long-term adverse events and drug resistance."

Susan Galbraith, Executive Vice President, Oncology Haematology R&D, AstraZeneca, said: "With this recommendation, Calquence plus venetoclax can potentially be the only all-oral second-generation BTK inhibitor option approved in Europe for patients with previously untreated chronic lymphocytic leukaemia. Calquence has demonstrated efficacy and safety in fixed-duration and treat-to-progression regimens providing patients and their doctors more treatment flexibility."

CLL is the most common type of leukaemia in adults, with an estimated 27,000 patients diagnosed in the UK, France, Germany, Spain and Italy in 2024.3

The safety and tolerability of Calquence was consistent with its known safety profile, and no new safety signals were identified.

Regulatory applications for Calquence plus venetoclax, with or without obinutuzumab, in this setting are currently under review in several countries based on the AMPLIFY results.

Notes

Chronic lymphocytic leukaemia (CLL)
CLL is the most prevalent type of leukaemia in adults, with over 117,000 new cases globally in 2021.4 Although some people with CLL may not experience any symptoms at diagnosis, others may experience symptoms, such as weakness, fatigue, weight loss, chills, fever, night sweats, swollen lymph nodes and abdominal pain.5 In CLL, there is an accumulation of abnormal lymphocytes within the blood, bone marrow and lymph nodes. As the number of abnormal cells increases, there is less room within the marrow for the production of normal white blood cells, red blood cells and platelets.6 This could result in infection, anaemia and bleeding. B-cell receptor signalling through BTK is one of the essential growth pathways for CLL.

AMPLIFY
AMPLIFY is a randomised, global, multi-centre, open-label Phase III trial evaluating the efficacy and safety of Calquence in combination with venetoclax, with or without obinutuzumab, compared to investigator's choice of chemoimmunotherapy (fludarabine-cyclophosphamide-rituximab or bendamustine-rituximab) in adult patients with previously untreated CLL without del(17p) or TP53 mutation.7 Patients were randomised 1:1:1 to receive either Calquence plus venetoclax, Calquence plus venetoclax with obinutuzumab for a fixed duration or standard-of-care chemoimmunotherapy.7 Both the Calquence containing arms were administered for a fixed duration of 14 cycles (each 28 days), and the standard-of-care chemoimmunotherapy was for 6 cycles.7

The primary endpoint is PFS in the Calquence and venetoclax arm as assessed by an Independent Review Committee and PFS in the Calquence plus venetoclax with obinutuzumab is a key secondary endpoint.7 Other key secondary endpoints include OS and undetectable measurable residual disease.7 The trial includes 27 countries across North and South America, Europe, Asia and Oceania.7

The AMPLIFY trial enrolled patients from 2019 to 2021, continuing through the COVID-19 pandemic.7 Patients with blood cancer remain at a disproportionately high risk of severe outcomes from COVID-19, including hospitalisation and death compared to the general population.8

Calquence
Calquence (acalabrutinib) is a second-generation, selective inhibitor of Bruton's tyrosine kinase (BTK). Calquence binds covalently to BTK, thereby inhibiting its activity.9 In B-cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis and adhesion.

Calquence is approved for the treatment of chronic lymphocytic leukaemia (CLL) and small lymphocytic lymphoma (SLL) in the US, Japan and China, approved for CLL in the EU and many other countries worldwide. Calquence is also approved for the treatment of adult patients with previously untreated MCL in the US and other countries. It is also approved for the treatment of adult patients with MCL who have received at least one prior therapy in China and several other countries. Calquence is not currently approved for the treatment of MCL in Japan.

As part of an extensive clinical development programme, Calquence is currently being evaluated as a single treatment and in combination with standard-of-care chemoimmunotherapy for patients with multiple B-cell blood cancers, including CLL, MCL and diffuse large B-cell lymphoma.

AstraZeneca in haematology
AstraZeneca is pushing the boundaries of science to redefine care in haematology. Our goal is to help transform the lives of patients living with malignant, rare and other related haematologic diseases through innovative medicines and approaches that are shaped by insights from patients, caregivers and physicians.

In addition to our marketed products, we are spearheading the development of novel therapies designed to target underlying drivers of disease across multiple scientific platforms. Our acquisitions of Alexion, with expertise in rare, non-malignant blood disorders, and Gracell Biotechnologies Inc., pioneers of autologous cell therapies, expand our haematology pipeline and enable us to reach more patients with high unmet needs through the end-to-end discovery, development and delivery of novel therapies.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References
1.   Brown J, et al. Fixed-Duration Acalabrutinib Combinations in Untreated Chronic Lymphocytic Leukemia. NEJM. 2025;392:748-762.
2.   Brown, J et al. Fixed-Duration Acalabrutinib plus Venetoclax with or without Obinutuzumab versus Chemoimmunotherapy for First-Line Treatment of Chronic Lymphocytic Leukemia: Interim Analysis of the Multicenter, Open-label, Randomized, Phase 3 AMPLIFY Trial. Presented at ASH 2024. Abstract 1009. 2024.
3.   AstraZeneca 2024. Full Year and Q4 2024 Financial Results Epidemiology Spreadsheet. Available at: https://www.astrazeneca.com/investor-relations.html. Accessed April 2025.
4.   Global Burden of Disease Collaborative Network's "Global Burden of Disease Study 2021 (GBD 2021)" published by the Institute for Health Metrics and Evaluation (IHME) in Seattle, United States, in 2024. Accessed April 2025.
5.   American Cancer Society. Signs and Symptoms of Chronic Lymphocytic Leukemia. Available at: https://www.cancer.org/cancer/types/chronic-lymphocytic-leukemia/detection-diagnosis-staging/signs-symptoms.html. Accessed April 2025.
6.   National Cancer Institute. Chronic lymphocytic leukemia treatment (PDQ®)-Patient version. Available at: https://www.cancer.gov/types/leukemia/patient/cll-treatment-pdq. Accessed April 2025.
7.   ClinicalTrials.gov. Study of Acalabrutinib (ACP-196) in Combination With Venetoclax (ABT-199), With and Without Obinutuzumab (GA101) Versus Chemoimmunotherapy for Previously Untreated CLL (AMPLIFY). Available at: https://clinicaltrials.gov/study/NCT03836261. Accessed April 2025.
8.   Dube S, et al. Continued Increased Risk of COVID-19 Hospitalisation and Death in Immunocompromised Individuals Despite Receipt of ≥4 Vaccine Doses: Updated 2023 Results from INFORM, a Retrospective Health Database Study in England. Poster P0409 at ECCMID 2024.
9.   Wu J, et al. Acalabrutinib (ACP-196): a selective second-generation BTK inhibitor. J Hematol Oncol. 2016;9(21).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary